UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

6369 Mill Street
Rhinebeck, New York 12572
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Changes in Registrant's Certifying Accountant

On March 14, 2014, Prime Acquisition Corp. (the "Company") was notified that Marcum Bernstein & Pinchuk LLP (“MarcumBP”) elected not to stand for re-appointment as its independent registered public accounting firm and engaged Weiser MazarS LLP (“WM”) as its new independent registered public accounting firm. The decision to retain WM was approved by the Company's Audit Committee and Board of Directors.

MarcumBP’s reports on the Company's financial statements for the fiscal years ended December 31, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2013, 2012 and 2011 and through March 14, 2014, there were no disagreements with MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to MarcumBP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended December 31, 2013, 2012 and 2011 and through March 14, 2014, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

The Company has provided MarcumBP with a copy of the foregoing disclosures and has requested that MarcumBP review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 304(a)(3) of Regulation S-K. Attached as Exhibit 16.1 is a copy of MarcumBP’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the Company’s years ended December 31, 2013, 2012 and 2011 and through March 14, 2014, neither the Company nor anyone on its behalf consulted WM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that WM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
16.1	Letter from Marcum Bernstein & Pinchuk LLP, dated March 20, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2014	PRIME ACQUISITION CORP.

	By:	/s/ Marco Prete
Name: Marco Prete Title: Chief Executive Officer